UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S SECOND QUARTER 2016 NET PROFIT TOTALED $22.3 MILLION, OR $0.57 PER SHARE, A 65% INCREASE YoY AND 5% DECREASE QoQ. HALF-YEAR 2016 NET BUSINESS PROFIT REACHED $50.2 MILLION (+15% YoY), OR $1.28 PER SHARE, ON HIGHER TOTAL INCOME, CREDIT PROVISIONS AND IMPROVED EFFICIENCY

PANAMA CITY, REPUBLIC OF PANAMA, July 26, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter (“2Q16”) and half-year (“1H16” or “6M16”) ended June 30, 2016.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial data as of June 30, 2015 (“2Q15” and “1H15” or “6M15”) has also been prepared in accordance with IFRS to allow year-on-year comparisons.

2Q16 and 1H16 Highlights

Reported results:

•	Bladex’s 2Q16 Net Profit totaled $22.3 million (+65% YoY, -5% QoQ) on robust net interest income (+10% YoY, -3% QoQ), increased fees and other income (+43% YoY, +87% QoQ), and improved efficiency through lower operating expenses (-21% YoY, -19% QoQ), offsetting higher provisions for impairment from allowance for credit losses. In the 2Q16, the Bank’s results also benefited from the divestment of its remaining participation in the investment funds effective April 1st, 2016, with a residual gain of $0.2 million recorded for the quarter, compared to losses from its participation in the investment funds recorded during the comparison quarters.

•	The Bank’s 1H16 Net Profit totaled $45.7 million (+5% YoY), as Business Profit of $50.2 million improved (+15% YoY) mainly from higher net interest income (+10% YoY), increased fees and other income (+26%), and lower operating expenses (-13% YoY), compensating non-core losses from the participation in investments funds of $4.4 million, and higher provisions for impairment from allowance for credit losses of $13.3 million.

•	2Q16 and 1H16 net interest income reached $38.2 million (+10% YoY, -3% QoQ) and $77.7 million (+10% YoY), respectively, on higher Net Interest Margin (“NIM”) of 2.06% for both 2Q16 and 1H16 (+27 bps YoY, unchanged QoQ for 2Q16; +24 bps YoY for 1H16), mainly reflecting higher lending spreads and increased market rates, which more than offset the effects of lower average lending balances (-3% YoY, -2% QoQ).

•	Fees and other income totaled $5.3 million in the 2Q16 (+43% YoY, +87% QoQ), as five transactions in the loan structuring and syndication business were completed during 2Q16. Year-to-date 2016, fees and other income reached $8.1 million (+26% YoY).

Key performance metrics:

•	The Bank’s 1H16 Business and Total Annualized Return on Average Equity (“ROAE”) reached 10.3% and 9.4%, respectively, compared to Business and Total ROAE of 9.4% in 1H15. 2Q16 Business and Total annualized ROAE reached 9.0% and 9.1%, respectively.

•	The Bank’s 1H16 Business Efficiency Ratio and Total Efficiency Ratio improved to 26% (-7 pts. YoY) and 28% (-5 pts. YoY), respectively, on higher total income (+4% YoY) and lower operating expenses (-13% YoY), mainly reflecting decreased performance-related compensation expense. 2Q16 Business Efficiency and Total Efficiency Ratios improved to 22% (-11 pts. YoY, -8 pts. QoQ), and 23% (-12 pts. YoY, -10 pts. QoQ), respectively.

•	The Bank maintained solid capitalization with a 15.6% Tier 1 Basel III ratio as of June 30, 2016, together with high levels of liquidity, in response to heightened market volatility.

Commercial Portfolio & Quality:

•	As of June 30, 2016, end-of-period Commercial Portfolio balances stood at $6.8 billion (-2% QoQ, -9% YoY), while 2Q16 and 1H16 average balances were $6.7 billion (-3% QoQ; -4% YoY), and $6.9 billion (-3% YoY), respectively, while net lending margins remained relatively stable QoQ and trended upward YoY. The Bank continues to rebalance its credit exposure profile, emphasizing short-term trade finance exposures, along with reducing certain country, industry and client risk concentrations.

•	The ratio of total allowance for credit losses to total Commercial Portfolio ending balances increased to 1.60% (+20 bps QoQ, +30 bps YoY) mainly to account for expected credit losses regarding certain exposures undergoing restructuring efforts, and in one isolated case, undergoing recovery efforts. Consequently, non-performing loans (“NPL”) increased to 1.30% of the total Loan Portfolio as of June 30, 2016, compared to 0.43% a quarter ago and 0.30% a year ago.

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FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M16	6M15	2Q16	1Q16	2Q15
Key Income Statement Highlights
Total income	$81.4	$78.3	$44.4	$37.0	$36.1
Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments	$12.8	$8.3	$11.5	$1.2	$8.2
Impairment loss from expected credit losses on investment securities	$0.5	$0.8	$0.5	$0.0	$1.7
Operating expenses (1)	$22.4	$25.8	$10.1	$12.4	$12.7
Business Profit (2)	$50.2	$43.4	$22.1	$28.1	$16.0
Non-Core Items (3)	$(4.4)	$(0.0)	$0.2	$(4.7)	$(2.5)
Profit for the period	$45.7	$43.4	$22.3	$23.4	$13.5
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.17	$1.12	$0.57	$0.60	$0.35
Business EPS (4)	$1.28	$1.12	$0.56	$0.72	$0.41
Return on Average Equity (“ROAE”) (5)	9.4%	9.4%	9.1%	9.6%	5.8%
Business ROAE (6)	10.3%	9.4%	9.0%	11.6%	6.8%
Return on Average Assets (“ROAA”)	1.21%	1.11%	1.20%	1.22%	0.70%
Business ROAA	1.33%	1.11%	1.19%	1.46%	0.83%
Net Interest Margin ("NIM") (7)	2.06%	1.82%	2.06%	2.06%	1.79%
Net Interest Spread ("NIS") (8)	1.84%	1.66%	1.83%	1.85%	1.63%
Efficiency Ratio (9)	28%	33%	23%	33%	35%
Business Efficiency Ratio (9)	26%	33%	22%	30%	33%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,767	$7,411	$6,767	$6,914	$7,411
Treasury Portfolio	$180	$349	$180	$282	$349
Total Assets	$7,634	$8,301	$7,634	$7,670	$8,301
Market capitalization	$1,036	$1,254	$1,036	$945	$1,254
Tier 1 Basel III Capital Ratio (10)	15.6%	16.0%	15.6%	15.9%	16.0%
Leverage (times) (11)	7.7	8.8	7.7	7.8	8.8
Liquid Assets / Total Assets (12)	11.9%	11.6%	11.9%	9.7%	11.6%
NPL to gross loan portfolio	1.30%	0.30%	1.30%	0.43%	0.30%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to Commercial Portfolio	1.60%	1.30%	1.60%	1.40%	1.30%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to NPL (times)	1.3	4.7	1.3	3.4	4.7

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CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 2Q16 results: “Core operating trends were reasonably strong during the second quarter in a business environment that continues to be challenging. Average quarterly portfolio balances declined on lower off-balance sheet portfolio balances, with strong loan disbursement growth offset by prepayments, but lending margins remained at robust levels, reinforcing the Bank’s earnings generation capacity. Top line revenues, aided by solid fee income growth were higher both on a quarter-on-quarter and year-to-date basis. Our origination is well diversified across the Region, and the short duration of our exposures allows the Bank to proactively adjust the portfolio mix according to the prevailing market conditions. This quarter saw us continuing to shrink the exposure profile in Brazil, not just in relative, but also in absolute terms as the recessionary trend continues in that country, while partially compensating with growth in other parts of the Region. We also increased our efforts to steer origination towards short-term trade exposures, which represent higher quality risk, albeit at lower margins. We are convinced this emphasis is conducive to asset growth during the remainder of the year and accelerates our focus on ensuring better overall returns, deploying our capital more efficiently.

As we continue to face disparate growth patterns and overall higher levels of volatility in the markets, it is not surprising to see an increase in liability restructuring negotiations and work-out arrangements sought by debtors over the last few quarters, and we are working diligently to mitigate the impact from these adverse market conditions in certain countries and industry sectors for these clients. While the number and amount of these exposures remain relatively small in relation to the overall portfolio, we do take them very seriously nonetheless, as the size, nature and relative importance of these debtors in their respective market segments require close coordination with multiple creditors. On the backdrop of strong core business performance for the year so far, we have strengthened reserves significantly this quarter to reflect the more advanced stages of delinquency in these few cases due to complex, and thus protracted negotiations with the debtors. We believe the reserve levels accurately reflect the expected outcomes of ongoing restructuring and recovery efforts, but stand ready to adjust these levels should expectations be revised upwards or downwards as efforts progress. Meanwhile, the work-out arrangements concluded in prior quarters continue to perform even better as anticipated, as underlying commodity prices stabilized in hard-hit sectors such as Oil & Gas and Sugar.

While commission income from the letters of credit business remained stable, albeit below historical levels this quarter, on account of limited demand from importers in the Southern Cone and Andean regions, the pick-up of fee income in our structuring and syndication business did materialize as previously anticipated, with a number of successfully concluded transactions, to which we have already added another completed transaction early in the third quarter. The pipeline of mandated structured transactions continues to look strong, and we maintain our positive outlook for the remainder of the year for this line of business.

Bladex has reached a scale in business operations and efficiency that allows the Bank to absorb the effects of a challenging business environment while still maintaining profitability and returns. Additionally, the exit from the participation in investment funds early in this quarter has removed a significant element of market risk volatility, allowing us to squarely focus on what we know best – credit risk. Our diversified portfolio approach not only allows us to mitigate the impacts of current market conditions, but also to take advantage of them, and we are determined to keep the course in the coming quarters.” Mr. Amaral concluded.

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RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 19, 2016, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2016. The dividend will be paid on August 17, 2016, to stockholders registered as of August 3, 2016.

▪	Ratings affirmed: On June 28, 2016, Standard & Poor’s affirmed the Bank’s credit ratings at ‘BBB/A-2’; with a “Stable” Outlook. In its semiannual update published on July 19, 2016, Moody’s Investors Service affirmed its credit opinion of ‘Baa2/P-2’ with a “Stable” Outlook. On July 25, 2016, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at ‘BBB+/F2’ respectively; with a “Stable” Outlook.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses.

(2)	Business Profit refers to Profit for the period, deducting non-core items.

(3)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss – investment funds” line item, other income and other expenses related to investment funds.

(4)	Earnings per Share (“EPS”) and Business EPS calculations are based on the average number of shares outstanding during each period.

(5)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(6)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

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(7)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(8)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(9)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income. Business Efficiency Ratio refers to business operating expenses as a percentage of total income excluding non-core items.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVTOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2016, Bladex had disbursed accumulated credits of approximately $237 billion.

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Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, July 27, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 92907602.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

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